

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 16, 2006

Mr. Brian C. Voegele
Senior Vice President and Chief Financial Officer
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

>   **Re: Pride International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2005**
>   **Filed June 30, 2006**
>   **File No. 001-13289**

Dear Mr. Voegele:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief